				EXHIBIT 12.1

West Pharmaceutical Services, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio amounts)	2011	2010	2009	2008	2007
EARNINGS:
Income before income taxes	$92.7	$74.5	$83.1	$109.5	$86.4
Add:
Fixed charges	23.1	21.1	21.9	22.3	19.9
Less:
Capitalized interest	(1.1)	(0.9)	(2.4)	(2.6)	(1.9)
Adjusted earnings	$114.7	$94.7	$102.6	$129.2	$104.4

FIXED CHARGES:
Interest expense	$19.3	$17.7	$17.6	$18.6	$16.4
One-third of rent expense	3.8	3.4	4.3	3.7	3.5
Total fixed charges	$23.1	$21.1	$21.9	$22.3	$19.9

Ratio of earnings to fixed charges	4.97	4.49	4.69	5.79	5.25